Via Federal Express and EDGAR

December 29, 2006

Mail Stop 6010

David Burton
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Viking Systems, Inc.
Item 4.01 Form 8-K
Filed November 28, 2006
File No. 0-49636

Dear Mr. Burton:

    We have filed an amendment to the above-referenced Form 8-K with the Commission today via EDGAR. Enclosed herewith is a copy of the Amendment for your convenience. To facilitate your review of this amendment, we will respond to each of the comments contained in your letter dated December 8, 2006. We enclose a copy of that letter. Each comment number below corresponds to the number paragraphs in your comment letter.

COMMENT 1.

“The Item 4.01 Form 8-K should be amended to comply with all of the disclosure requirements of Item 304 of the Regulation S-K, as the merger of Peterson with Squar Milner is considered to be a change of accountants whereby, in effect, Peterson, considered to be your former accountants, have either resigned, declined to stand for re-election or were dismissed as your independent registered public accounting firm, and that your client-auditor relationship with Peterson has ceased. In this regard, the amended Item 4.01 Form 8-K should provide the disclosures required by Item 304(a)(1)(i)-(v) of Regulation S-K.

David Burton
Securities and Exchange Commission
December 29, 2006

In order for the former accountants to provide you with the letter by Item 304(a)(3) of Regulation S-K, please give a copy of the filing to them as soon as possible. You must provide a copy of the filing to them no later than the date on which you file the amended Form 8-K with the Commission.

Please file the amended Form 8-K (Item 4.01) and the required confirming auditor’s letter as Exhibit 16.1 to the amended Form 8-K, immediately. The filing was due on the fourth (4th) business day following the date the relationship with Peterson ceased.”

RESPONSE

The Item 4.01 Form 8-K has been amended to include additional disclosures required under Item 304 of Regulation S-B with regards to a change of accountants (Viking Systems, Inc. is a SB registrant).

We have provided our former accountant with a copy of this amended Item 4.01 Form 8-K which includes the foregoing disclosures. A copy of the former accountant’s letter required by Item 304(a)(3) of Regulation S-B is included as Exhibit 16.1 to this amended Item 4.01 Form 8-K.

COMMENT 2.

“It is unclear from your current disclosures as to whether you have engaged either “Squar Milner” or the post-merger firm of “Squar Milner Peterson” as your new independent registered public accounting firm. Please clarify in the amended Item 4.01 Form 8-K, and provide all of the required disclosures pursuant to Item 304(a)(2) of Regulation S-K. To the extent you have not at this time engaged another independent registered public accounting firm, so indicated.

Further, we note that the post merger firm, “Squar, Milner, Peterson, Miranda & Williamson, LLP” is not registered with the Public Company Accounting Oversight Board (United States) or “PCAOB”. Please advise us as to the status of any proposed or pending registration. Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e., registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. You must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for your company. Please file a new From 8-K after you engaged new accountants that are registered with the PCAOB. Provide all of the disclosures required by Item 304 of the Regulation S-K regarding the period of engagement, as applicable, of Squar Milner or Squar Milner Peterson.

David Burton
Securities and Exchange Commission
December 29, 2006

RESPONSE

The Item 4.01 Form 8-K has been amended to make clear the fact that the Audit Committee of our Board of Directors has met and has approved the appointment of the post-merger firm of Squar, Milner, Peterson, Miranda & Williamson, LLP (“Squar Milner Peterson”) as our independent registered public accounting firm. Further, we have been informed that at the time of your letter, the name change filing by Squar Milner Peterson had been submitted to the Public Company Accounting Oversight Board (United States) or “PCAOB”, and was pending. We have since verified that the post merger firm, Squar, Milner, Peterson, Miranda & Williamson, LLP is currently listed by the PCAOB as an approved firm, and we have provided all of the disclosures required by Item 304 of the Regulation S-B regarding the period of engagement, as applicable, of Squar Milner or Squar Milner Peterson.

Conclusion

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing of Item 4.01 Form 8-K and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe we have fully responded to each of the comments contained in your letter dated December 8, 2006. If you have any questions, please contact me.

        Sincerely,

        Viking Systems, Inc.

        /s/ Gregory M. Decker
        Chief Financial Officer